Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Nine months
						ended
	1997	1998	1999	2000	2001	September 30, 2002

	(in thousands)
Earnings
Income From Continuing Operations *	61,925	53,885	72,856	65,951	92,533	74,145
Fixed Charges	35,458	30,915	34,305	55,621	72,217	58,361
Distributed Income of Equity Investment	—	—	—	—	40,800	24,038
Capitalized Interest	(1,478)	(795)	(2,133)	(4,559)	(4,000)	(4,476)

Total Earnings	95,905	84,005	105,028	117,013	201,550	152,068

Fixed Charges
Interest Expense	33,707	29,784	31,563	48,982	66,057	53,379
Capitalized Interest	1,478	795	2,133	4,559	4,000	4,476
Rental Interest Factor	273	336	609	2,080	2,160	506

Total Fixed Charges	35,458	30,915	34,305	55,621	72,217	58,361

Ratio: Earnings / Fixed Charges	2.70	2.72	3.06	2.10	2.79	2.61

•     Excludes minority interest, extraordinary loss and undistributed equity earnings.